

Nasdaq Regulation Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

March 19, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 16, 2026, The Nasdaq Stock Market (the "Exchange") received from Future Money Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one ordinary share and one right

Ordinary shares, par value $0.0001 per share

Rights, each right entitling the holder to receive one-fifth (1/5) of one ordinary share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi